SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 5 )1

LiveWire Mobile, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
53837P102
(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 6, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	53837P102	13D/A5	Page	2	of	6

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		2,561,009

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,410,584

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,561,009

WITH	10	SHARED DISPOSITIVE POWER

		5,410,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,971,593

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.3%

14	TYPE OF REPORTING PERSON*

	IN-IA-OO

     This constitutes Amendment No. 5 to the statement on Schedule 13D (this “Amendment No. 5”), filed on behalf of Lloyd I. Miller, III (“Miller” or “Reporting Person”), dated October 21, 2008 (the “Statement”), relating to the common stock (the “Shares”) of LiveWire Mobile, Inc. (f/k/a NMS Communications Corporation) (the “Company”). This Amendment No. 5 is being filed to report that since the filing of the Amendment No. 4 to the Statement (the “Amendment No. 4”), dated April 14, 2009, a material change occurred to Miller’s beneficial ownership percentage of the Shares of the Company. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended and restated in its entirety as follows:
     Miller is the investment advisor to the trustee of Trust A-4, Trust C and Trust D (the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, Trust A was split into four separate trusts, one of which is Trust A-4. All of the Shares held by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Shares held by Trust A-4 was $1,955,683.64. All of the Shares held by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Shares held by Trust C was $33,659.80. All of the Shares held by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the Shares held by Trust D was $2,655.63.
     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II, dated December 11, 1996. All of the Shares Miller held by Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares held by Milfam II was $1,201,198.91.
     Miller has shared investment and dispositive power with the Client (as defined below) over Shares held by a custody account (the “July 2008 Account”), which account was created pursuant to that certain Custody Agreement and related Letter of Direction to Custodian, each between PNC Bank, National Association, as custodian, and its client named therein (the “Client”), and each dated July 28, 2008. All of the Shares held by the July 2008 Account were purchased with funds generated and held by the July 2008 Account. The aggregate purchase price for the Shares held by the July 2008 Account was $26,186.81.
     Miller is the settlor of an individual retirement trust account (the “IRA”). All of the Shares held by the IRA were purchased with personal funds generated and contributed to the IRA by Miller. The purchase price for the Shares held by the IRA was $4,534.78.
     All of the Shares held by Miller on his own behalf were purchased with personal funds generated and held by Miller. The purchase price for the Shares held by Miller on his own behalf was $561.00.

Item 5. Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Miller may be deemed to beneficially own 7,971,593 Shares (approximately 17.3% of the total number of outstanding Shares, based on 45,947,452 Shares outstanding as reported in the Company’s Form 10-Q filed on May 11, 2009). As of the date hereof, 4,975,917 of such beneficially owned Shares are owned of record by Trust A-4, 108,580 of such beneficially owned Shares are owned of record by Trust C, 27,954 of such beneficially owned Shares are owned of record by Trust D, 2,519,372 of such beneficially owned Shares are owned of record by Milfam II, 298,133 of such beneficially owned Shares are owned of record by the July 2008 Account, 37,149 of such beneficially owned Shares are owned of record by the IRA, and 4,488 of such beneficially owned Shares are owned of record by Miller directly.
     (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4, Trust C, Trust D and the July 2008 Account. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II, the IRA and Miller directly.
     (c) The following table details the transactions effected by Miller since the Amendment No. 4.

	MILFAM II L.P.
Date of Transaction	Number of Shares Purchased	Price Per Share
April 14, 2009	10,193	$0.124

	TRUST A-4
Date of Transaction	Number of Shares Purchased	Price Per Share
May 1, 2009	200,000	$0.111
May 1, 2009	53,700	$0.101
May 4, 2009	877	$0.101
May 4, 2009	57,165	$0.102
May 6, 2009	292,529	$0.114
May 7, 2009	204,600	$0.114
May 14, 2009	80,110	$0.114
May 14, 2009	1,682,553	$0.10

	IRA
Date of Transaction	Number of Shares Purchased	Price Per Share
April 15, 2009	1,152	$0.124
April 16, 2009	6,047	$0.124
May 5, 2009	3,100	$0.102
May 8, 2009	200	$0.114
May 8, 2009	500	$0.121
     (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: May 18, 2009

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III